Exhibit (m)(1)(i)

AMENDED AND RESTATED SCHEDULE A

with respect to the

AMENDED AND RESTATED SERVICE AND DISTRIBUTION PLAN

for

ING MUTUAL FUNDS

CLASS A SHARES

Fund	Maximum Combined Service and Distribution Fees (as a percentage of average daily net assets)

ING Asia-Pacific Real Estate Fund	0.25%
ING Diversified International Fund	0.25%
ING Emerging Countries Fund	0.35%
ING European Real Estate Fund	0.25%
ING Global Bond Fund	0.25%
ING Global Equity Dividend Fund	0.25%
ING Global Opportunities Fund	0.25%
ING Global Value Choice Fund(1)	0.25%
ING Greater China Fund	0.25%
ING Index Plus International Equity Fund	0.25%
ING International Capital Appreciation Fund	0.25%
ING International Real Estate Fund	0.25%
ING International SmallCap Multi-Manager Fund	0.35%
ING International Value Choice Fund	0.25%

Date last amended: November 21, 2010

(1) ING Global Value Choice Fund Service Fee change effective January 2, 2008.